SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 1, 2020

Extraordinary Report

July 1, 2020

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On July 1, 2020, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 103rd Ordinary General Meeting of Shareholders held on June 26, 2020 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 103rd Ordinary General Meeting of Shareholders held on June 26, 2020 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1)	Date when the Meeting was held: June 26, 2020

(2)	Proposals acted upon

	Proposal 1:	To partially amend the Articles of Incorporation.

The Corporation plans to change its trade name as of April 1, 2021 in connection with the Corporation operating solely as the headquarters of the Sony Group.

	Proposal 2:	To elect 12 Directors.

Kenichiro Yoshida, Hiroki Totoki, Shuzo Sumi, Tim Schaaff, Kazuo Matsunaga, Toshiko Oka, Sakie Akiyama, Wendy Becker, Yoshihiko Hatanaka, Adam Crozier, Keiko Kishigami and Joseph A. Kraft Jr. were elected as directors of the Corporation.

	Proposal 3:	To issue Stock Acquisition Rights for the purpose of granting stock options.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1)	Total number of voting rights

	Number of shareholders with voting rights	377,983

	Number of voting rights	12,182,640

2)	The number of shareholders who have exercised their voting rights

	Number of shareholders who have exercised their voting rights	110,344

	(Number of shareholders present at the Meeting	234)

	Number of voting rights exercised	9,788,987	[Exercise Ratio 80.4%]

	(Number of voting rights of the shareholders present at the Meeting	131,697	[Exercise Ratio 1.1%])

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1	9,676,820	101,455	8,599	98%	Approved
Proposal 2
Kenichiro Yoshida	9,424,105	347,890	15,337	96%	Approved
Hiroki Totoki	9,585,032	188,470	13,834	97%	Approved
Shuzo Sumi	9,576,012	197,359	13,963	97%	Approved
Tim Schaaff	9,595,460	178,016	13,861	98%	Approved
Kazuo Matsunaga	9,574,738	198,085	14,513	97%	Approved
Toshiko Oka	9,561,780	211,713	13,843	97%	Approved
Sakie Akiyama	9,590,979	182,517	13,838	97%	Approved
Wendy Becker	9,611,504	161,548	14,285	98%	Approved
Yoshihiko Hatanaka	9,583,577	189,925	13,834	97%	Approved
Adam Crozier	9,609,826	163,526	13,983	98%	Approved
Keiko Kishigami	9,612,781	160,166	14,389	98%	Approved
Joseph A. Kraft Jr.	9,613,427	159,251	14,658	98%	Approved
Proposal 3	8,431,633	1,346,993	8,763	86%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

	1)	The resolution for Proposal 1 and Proposal 3 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

	2)	The resolution for Proposal 2 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.